P.E. 2/1/02

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February, 2002

Banco Itaú S.A.
(Itaú Bank S.A.)
(Translation of Registrant's Name Into English)

Rua Boa Vista, 176
01014-919 São Paulo, SP 01402-901
Brazil
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes _ No X

EXHIBIT INDEX

1. One copy of the press release announcing the Company's listing of its American Depositary Receipts on the New York Stock Exchange.

2. One copy of the Company's advance notice of the decisions taken at the Extraordinary Shareholders' meeting held on February 22, 2002.

3. One copy of the press release announcing the grant of "financial holding company" to the Company by the Board of Governors of the Federal Reserve System of the United States of America.

EXHIBIT 1

ANNOUNCEMENT TO THE MARKET.

ITU
LISTED
NYSE

Banco Itaú launches Level II ADRs on the NYSE

Starting tomorrow, February 21 2002, Itaú will start trading its shares on the New York Stock Exchange – NYSE, in the form of Level II American Depositary Receipts (ADRs). The ADRs will be traded under the symbol "ITU" and each one will be equivalent to 500 preferred shares. The depositary bank is the Bank of New York. The custodian is Banco Itaú itself.

The ADR is the most common means used by the great majority of US investors to diversify their investments into non-American companies. Besides enhancing the liquidity of our shares, we believe that the NYSE listing will increase the visibility of Itaú in international markets, attracting investor attention and enabling us to expand our shareholder base and widen our business focus. We would emphasize that, although it has been so far listed only on the Bovespa, Itáu is widely recognized abroad, which is borne out by the fact that about 33% of its preferred stock is in the hands of non-resident investors.

With this listing on the New York exchange, Itaú reaffirms its commitment to increasing the value of its shares, with the aim of constantly creating value for its shareholders in Brazil and overseas.

São Paulo, February 20 2002

Banco Itaú S.A.

Alfredo Egydio Setubal
Investor Relations Director

EXHIBIT 2

São Paulo, February 22, 2002.

SUAC-1329/2002.

Division of Corporation Finance
U.S. Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549

Ref. Banco Itaú S.A.
Extraordinary Shareholders Meeting on 2.22.2002

Gentleman/Madam:

1. For your information, we hereby give you advance notice of the decisions taken at the Extraordinary Shareholders Meeting held today:

a) To cancel 70,588,890 ordinary dematerialized common shares issued by ourselves and currently held as Treasury stock, with no reduction in total capital stock;

b) To convert Itaú Seguros S.A. into a wholly-owned subsidiary, through the incorporation of all its shares, pursuant to art. 252 of Law 6404/76;

c) To increase the subscribed capital stock from R$ 3,650,120,940.48 to R$3,707,170,536.00, through the issue of 321,620,344 new dematerialized shares, which will be delivered to the minority shareholders of Itaú Seguros S.A. in substitution of and proportional to their shareholdings; these shares will be able to be traded as soon as the respective process has been approved by the Banco Central do Brasil and the Superintendência de Seguros Privados;

d) To alter art. 3°, leading sentence, of the articles of association, to reflect the above items.

2. The minutes of the above Meeting will be sent to you in due course.

Sincerely,

BANCO ITAÚ S.A.

ALFREDO EGYDIO SETUBAL
Investor Relations Director

EXHIBIT 3

ANNOUNCEMENT TO THE MARKET

The Board of Governors of the Federal Reserve System of the USA has granted Banco Itaú (ITAÚ) Financial Holding Company status.

This status was awarded after in-depth analysis of important criteria, as required by US banking legislation, among which were ITAÚ's high level of capitalization and the superior quality of management. With this authorization, ITAÚ, can, whenever it wishes, directly or through subsidiaries, undertake banking activities in the United States of America territory, under the same conditions as local banks, such as: issuing securities, insurance, secondary market activities, as well as other essentially or secondarily financial activities, aimed at the United States of America investors.

ITAÚ is thus now qualified to explore a new range of opportunities in the United States of America market, among which finally establishing its Broker-Dealer in New York, as a member of the National Association of Security Dealers.

The Financial Holding Company classification received by ITAÚ will help improve the perception that the United States of America investors have of the securities that ITAÚ issues abroad, which could lead to a lower cost of funds.

ITAÚ's management does not intend to immediately commence any commercial activity in the United States of America territory and is thus of the opinion that this will not materially affect the bank's investments or consolidated results.

São Paulo-SP, February 21 2002.

BANCO ITAÚ S.A.

ALFREDO EGYDIO SETUBAL
Investor Relations Director

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCO ITAÚ S.A.

Date: February 25, 2002

By: ______________________
Name: Alfredo Egydio Setubal
Title: Investor Relations Officer

By: ______________________
Name: Silvio Aparecido de Carvalho
Title: Chief Accounting Officer